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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

FREESCALE SEMICONDUCTOR, INC.

(Name of Issuer)

Shares of Class A Common Stock, $ .01 per share

(Title of Class of Securities)

35687M107

(CUSIP Number)

July 16, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 35687M107	13 G	13-3886851

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Greenlight Capital, L.L.C. 13-3886851

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 9,105,200

Number of	6.	Shared Voting Power 0
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power 9,105,200
Reporting
Person
With:	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,105,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 7.0%**

12.	Type of Reporting Person (See Instructions) OO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No. 35687M107	13 G	13-3871632

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Greenlight Capital, Inc. 13-3871632

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 8,894,800

Number of	6.	Shared Voting Power 0
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power 8,894,800
Reporting
Person
With:	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,894,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 6.9%**

12.	Type of Reporting Person (See Instructions) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No. 35687M107	13 G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David Einhorn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

	5.	Sole Voting Power 18,000,000

Number of	6.	Shared Voting Power 0
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power 18,000,000
Reporting
Person
With:	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 13.8%**

12.	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

SCHEDULE 13G

     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc” and together with Greenlight LLC, “Greenlight”) and Mr. David Einhorn, principal of Greenlight.

     This Schedule 13G relates to the Class A Common Stock of Freescale Semiconductor, Inc., a Delaware corporation (the “Common Shares”) purchased by Greenlight for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P (“Greenlight Qualified”), of which Greenlight LLC is the general partner and (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”), to which Greenlight Inc acts as investment advisor.

Item 1(a)	Name of Issuer.

Freescale Semiconductor, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

6501 Cannon Drive West
Austin, TX 78735

Item 2(a)	Name of Person Filing.

Greenlight Capital, L.L.C., Greenlight Capital, Inc. and David Einhorn

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

140 East 45th Street
24th Floor
New York, New York 10017

Item 2(c)	Citizenship or Place of Organization.

Greenlight LLC is a limited liability company organized under the laws of the State of Delaware. Greenlight Inc is a corporation organized under the laws of the state of Delaware. David Einhorn is the principal of Greenlight and a United States citizen.

Item 2(d)	Title of Class of Securities.

Class A Common Stock

Item 2(e)	CUSIP Number.

35687M107

5 of 8

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a)	Greenlight and Mr. Einhorn are the beneficial owners of 18,000,000 Common Shares.

(b)	Greenlight and Mr. Einhorn are the beneficial owners of 13.8% of the outstanding Common Shares. This percentage is determined by dividing 18,000,000 by 130,021,341, the number of Common Shares issued and outstanding as of July 31, 2004, as reported in the Quarterly Report on Form 10-Q filed on August 11, 2004 with the Securities and Exchange Commission.

(c)	Greenlight has the sole power to vote and dispose of the 18,000,000 Common Shares beneficially owned by it. As the principal of Greenlight, Mr. Einhorn may direct the vote and disposition of the 18,000,000 Common Shares beneficially owned by Greenlight.

The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 18,000,000 shares of Common Shares owned by Greenlight Fund, Greenlight Qualified or Greenlight Offshore. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

6 of 8

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated August 11, 2004, between Greenlight and David Einhorn.

7 of 8

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2004

Greenlight Capital, L.L.C.
By:	/S/ DAVID EINHORN
David Einhorn, Senior Managing Member

Greenlight Capital, Inc.
By:	/S/ DAVID EINHORN
David Einhorn, President

/S/ DAVID EINHORN
David Einhorn

8 of 8

EXHIBIT 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Shares of Class A Common Stock, $ .01 per share, of Freescale Semiconductor, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 11, 2004.

Greenlight Capital, L.L.C.
By:	/S/ DAVID EINHORN
David Einhorn, Senior Managing Member

Greenlight Capital, Inc.
By:	/S/ DAVID EINHORN
David Einhorn, President

/S/ DAVID EINHORN
David Einhorn